# Form C

## Cover Page

Name of issuer:

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CT
Date of organization: 12/19/2017

Physical address of issuer:

6 Main Street
Suite 121
Centerbrook CT 06409

Website of issuer:

http://www.highclerecastlegin.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

The issuer is a Connecticut limited liability company with five types of membership units: Preferred, Class A-2 Preferred, Common, CF and Profit Units. Investors will purchase CF Units.

Target number of securities to be offered:

375

Price:

$150.00000

Method for determining price:

Dividing pre-money valuation $45,000,000 (or $39,999,000.00 for investors in the first $499,987.50) by number of units outstanding on fully diluted basis.

Target offering amount:

$49,998.75

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,987.50

Deadline to reach the target offering amount:

9/22/2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

6

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $4,871,115.00 | $5,053,708.00 |
| Cash & Cash Equivalents: | $595,485.00 | $711,366.00 |
| Accounts Receivable: | $259,170.00 | $252,989.00 |
| Short-term Debt: | $960,862.00 | $123,250.00 |
| Long-term Debt: | $1,009,116.00 | $554,584.00 |
| Revenues/Sales: | $1,536,333.00 | $899,244.00 |
| Cost of Goods Sold: | $396,072.00 | $259,838.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($1,436,752.00) | ($1,601,667.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

### COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Adam von Gootkin | CEO of Highclere Castle Spirits | Highclere Castle Spirits LLC | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Adam von Gootkin | CEO | 2017 |
| Peter Kowalczyk | Chief Operating Officer | 2017 |
| Theodore Yang | Strategic Advisor | 2018 |
| Renee Lemieux | Chief of Staff / Head of Investor Relations | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

### PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Julii Group, LLC (43.75% owned by Adam von Gootkin, 25% owned by Peter Kowalczyk, 25% owned by Theodore Yang) | 5333.0 Common Units | 88.88 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

### BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

### RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**We are a Startup.**

The Company is a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

· Raise capital;

· Hire and retain qualified personnel;

· Develop effective and cost-effective marketing strategies;

· Manage our growth;

· Implement technology systems;

· Create brand awareness; and

· Develop and implement financial controls.

**You Might Lose Some or All of Your Money.**

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our CF Units is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

**The COVID-19 pandemic continues to disrupt the economy.**

The COVID-19 pandemic continues to disrupt many segments of the economy. COVID-19 has already had impacts on the Company's business, and it is impossible to predict the long and/or short-term effects.

**We Rely on a Small Management Team.**

Currently, the Company depends entirely on the skills of its executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of these individuals would likely harm the Company's business, financial condition, cash flow and results of operations. In particular, we are dependent on Adam von Gootkin, our CEO. The loss of Adam von Gootkin, or any member of the management team, could harm the Company's business, financial condition, cash flow and results of operations.

**The Company will need more capital.**

The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

**Competition.**

The market for alcoholic beverages is enormous, which is good, but by the same token it is filled with competitors. We will compete with many different kinds of companies, ranging from small mom-and-pop companies to some of the largest corporations in the world. With only limited marketing resources and visibility, we might struggle to find traction among our target customers.

Competing gin brands include Hendricks, Bombay Sapphire, Aviation, The Botanist and Monkey47.

**We Rely on Third Parties.**

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. For example, our current order of completed product was ready for shipment to the US from the UK but was delayed due to shipping logistic issues.

**Risk of International Operations.**

We sell our products internationally. Manufacturing of the product itself takes place in England. As we continue to build sales and operations in countries other than the United States, we may be subject to numerous risks, including, unexpected changes in laws, regulations and government policies, import and export restrictions, tariffs and trade barriers, currency exchange controls, changes in local tax rates or policies of local tax authorities, and political or econon1k instability. Brexit, for example, has the potential to cause disruptions to our business. Significant adverse change in any of these factors in countries in which we do business could adversely affect our operations or our financial performance. Further, we currently do business with a number of foreign suppliers and distributors and, as a result, a portion of our business is conducted in currencies other than United States dollars. Fluctuations in the value of the United States dollar against other currencies could cause us to incur foreign currency losses.

**Intellectual Property Risks.**

We face a number of risks relating to our intellectual property, including these:

· The Company does not own the name "Highclere Castle" or the related logos. Instead, we license these trademarks under a trademark license agreement. The trademark license agreement may be terminated by the licensor in the event we fail to meet certain minimum sale requirements or in other circumstances. If we fail to meet these sale minimums, our right to the trademarks could terminate, causing significant damage to our business.

· Our brand relies heavily on the goodwill provided by our brand ambassadors; the death or incapacity of either Lord Carnarvon or Lady Carnarvon could have a material adverse effect on our brand.

· Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage.

· The steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

· In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property.

· We rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

**Possible Infringement Claims.**

As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to

damages for the period of infringement.

**Regulatory risks.**

As an alcoholic beverage company, we are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**The manufacture and sale of alcoholic beverages is regulated by federal and state law.**

The manufacture and sale of alcoholic beverages is a business that is highly regulated and taxed at the federal, state and local levels, including international, federal and state requirements as to the use of ingredients, the kind and size of bottles and packaging, labeling, import permits, excise taxes and duties and our ability to launch our products and implement our business plan is highly dependent on our ability to satisfy these requirements and obtain necessary approvals. Our operations, or those of our distillers and distributors, may be subject to more restrictive regulations and increased taxation by federal, state and local governmental agencies than are those of non-alcohol related businesses. Any substantial modification of these regulations or the enactment of any new legislation or regulations, could have a material adverse effect on our business, financial condition and results of operations. The distribution of alcohol-based beverages is also subject to extensive federal and state taxation. Our operations may be subject to increased taxation as compared with those of non-alcohol related businesses. In such event, we may have to raise prices on our products in order to maintain profit margins. The effect of such an increase could negatively impact our sales or profitability.

Our product has been approved by the Alcohol and Tobacco Tax and Trade Bureau (TTB), and as such, each ingredient in the formula has a corresponding "Generally Recognized as Safe" (GRAS) number by the U.S. Food and Drug Administration certifying that it is recognized as GRAS. With this approval of our formulas, we are not aware of any health risks posed by our ingredients other than those standard liquor risks that have been published by the TTB or FDA and which are visibly disclosed on our federally required warning labels. The alcohol-based beverage industry also faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of alcohol-based beverages has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol based beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. It is possible, however, that our suppliers could be named in litigation of this type which could have a negative impact on their business and, in turn, could also have a significant negative impact on our business.

**CAUTIONARY NOTE CONCERNING INVESTMENTS IN AN ALCOHOL INDUSTRY LICENSEE.**

The Company is engaged in the commercialization of its proprietary distilled spirits alcohol beverage products. Because the US marketplace for alcoholic beverages is heavily regulated at the federal, state and local levels, the Company is committed to operating in full compliance with applicable laws, including those law relevant to the ownership of the Company.A core component of US alcohol regulation is the concept of "the three-tier system," which divides the industry into three distinct tiers for regulatory purposes:The Supplier Tier, comprised of domestic breweries, wineries, distilleries, bottlers and rectifiers who manufacture and package alcohol beverage products for distribution in the US, as well as importers who supply alcohol beverage products from foreign producers for distribution in the US;The Distributor Tier, comprised of licensed alcohol beverage wholesalers who purchase products from suppliers for resale to licensed retailers; andThe Retailer Tier, comprised of off-premises and on-premises retailers who purchase alcohol beverage products from licensed wholesalers and resell those products to end consumers.With certain limited exceptions, US alcohol laws prohibit a person or entity from simultaneously owning an equity interest or exercising a controlling interest in more than one tier of the alcohol industry.Additionally, the federal government as well as every state within the United States, imposes regulatory restrictions on whether and how a member of the alcohol industry's Supplier Tier may own an interest in, or interact with, a US-based industry member of the Retailer Tier or a person associated with such a retailer. These restrictions, commonly known as "Tied-House Evil Laws," vary from state to state in their details.Due to the alcohol industry's heavily regulated environment, the Company reserves the right, exercisable at its sole discretion, to reject the proffered Investment of any potential Investor, whether an individual or a non-natural person, if that potential Investor is a member of, or owns a material interest in, a US alcohol industry licensee from either the Retailer Tier or the Wholesaler Tier. A "material interest" for purposes of the foregoing statement

does not include ownership of a de minimis amount of units or equity in an alcohol industry licensee that is a publicly traded company. Any Investor with questions regarding the scope of a de minimis amount of units should contact the Company at legal@highclerecastlespirits.com.

**Additional Risks for Alcohol-Based Businesses.**

- If our products injured even one consumer – for example, as a result of a one-time failure of quality control – our reputation could suffer irreparable damage.

- The alcohol-based beverage industry also faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of alcohol-based beverages has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol based beverages has significantly increased that portion of health care costs paid for by the government.

**Our Pre-Money Valuation is Arbitrary.**

Our management team determined the $45 million pre-money valuation based on its estimate of the potential value of the Company today. However, that figure bears no relation to traditional valuation methods such as earnings multiples or book value. There is no assurance that the Company could actually be sold for $45 million.

**Our Minimum Target Offering Amount is Arbitrary.**

We are trying to raise as much as $4,999,987.50 in this Offering but will begin to spend investor money if we raise as little as $49,998.75. This figure is completely arbitrary. If we raise only $49,998.75 it will have almost no effect on our business, i.e., it will allow us to achieve no significant business goal. Hence, earlier investors are taking a greater risk than later investors.

**The Subscription Agreement Limits Your Rights.**

The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your CF Units. For example:

o Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Hartford, Connecticut, which might not be convenient for you. Additionally:

§ You would not be entitled to a jury trial.

§ You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

§ If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

**Limited Right to Sue Management.**

Our Operating Agreement limits your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

**Future Securities Could Dilute Your Interests.**

The Company could issue other classes of securities with rights superior to those of the CF Units (including a superior right to distributions on liquidation) or sell stock at a lower effective price than you paid. In fact, if we raise capital in a large chunk from an institutional investor, such as a venture capital fund, it is almost certain that the new securities will have rights superior to the rights of the CF Units.

**Securities Laws Risks.**

This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

**No Registration Under Securities Laws.**

Neither the Company nor the CF Units will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the CF Units are subject to the same degree of regulation and scrutiny as if they were registered.

**No Right to Participate in Management of the Company.**

Investors will have no right to participate in the management of the Company. You should consider buying our CF Units only if you are willing to entrust all aspects of the Company's business to our management team.

**No Market for the CF Units; Limits on Transferability.**

There are significant obstacles to selling or otherwise transferring your Series Seed Preferred Stock:

· Most important, there will be no public market, meaning you could have a hard time finding a buyer.

· By law, you may not sell your stock for one year except in very limited circumstances.

· Under our Operating Agreement you may not sell your CF Units without the Company's consent.

Taking the obstacles into account, you should plan to own your CF Units until the Company is sold or dissolved.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

**USE OF FUNDS**

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$49,999**

Use of Proceeds: 5% Intermediary Fee

General and Administrative: 10%. Funds will be used in support of general and administrative costs of the Company.

Distribution Support and Expansion: 33%. Funds will be used in support of distribution incentives and programming to bolster existing markets and expand into new territories

Marketing and Advertising: 28%. Funds will be used in support of marketing and digital advertising campaigns to drive online sales, increase brand awareness, and the focused retargeting of existing customers.

Inventory: 24%. Funds will be used in support of the purchase of raw materials, bottling fees, and freight of the next two planned production runs (total 9,600 cases) of 750ml inventory.

---

If we raise: **$4,999,988**

Use of Proceeds: 5% intermediary fees, 12% General & Administrative, 27% Distribution Support, 28% Marketing/Advertising, 28% Inventory. Achieving this level would allow for significantly more investment in advertising, PR, and support to expand distribution and retails points of sale. This would also allow for larger purchase of inventory which would lower cost of goods.

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

**DELIVERY & CANCELLATIONS**

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian.

investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.**

**If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.**

**<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Priced Round: $45,000,000 pre-money valuation

The Company is offering limited liability company interests denominated as "CF Units." The rights of the holders of the CF Units are set forth in the Company's Third Amended and Restated Operating Agreement, which is attached under Appendix E of this Form C (the "Operating Agreement").
The CF Units have no voting rights.

Holders of the CF Units have the right to receive distributions as set forth in sections 5.4 of the Operating Agreement. The following summarizes the manner in which distributions are made under section 5.4:

Distributions of ordinary operating cash flow are made in the following order of

priority:

· First, to the holders of Preferred Units, a return of 10% per year on invested capital.

· Second, to the holders of Preferred Units and the holders of Class A-2 Preferred Units, the amount of invested capital.

· Third, to all members, including investors owning CF Units, based on their Percentage Interests.

Distributions from a sale of the Company are made in the following order of priority:

· First, to the holders of Preferred Units, a return of 10% per year on invested capital.

· Second, to the holders of Preferred Units and the holders of Class A-2 Preferred Units, the amount of invested capital.

· Third, to investors owning CF Units, the amount of invested capital.

· Fourth, to the holders of Common Units, the amount of their unreturned capital value.

· Fifth, to all members, including investors owning CF Units, based on their Percentage Interests.

For these purposes, each CF Unit will be associated with a "Percentage of Interest" upon the closing of the offering, although that percentage will decrease as the Company raises additional capital.

Holders of the CF Units will not have the right to have their CF Units redeemed by the Company.
Holders of the CF Units will not have preemptive rights if the Company issues additional securities.
Holders of the CF Units do not have "anti-dilution" rights.

See exact security attached as Appendix B, Investor Contracts.

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC is offering up to 33,750 CF Units, at a price per unit of $150.00.

Investors in the first $499,987.50 of the offering will receive CF Units at a price per share of $133.33, and a pre-money valuation of $39,999,000.

The campaign maximum is $4,999,987.50 and the campaign minimum is $49,998.75.

*Irrevocable Proxy.* The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

*Repurchase.* If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The terms of the CF Units may be modified by the Board of Managers.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with

Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Excluding the modification authorization detailed above, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

### RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Profit Units | 55000 | 48843.7 | No |
| CF Units | 33750 | 3229 | No |
| A-2 Preferred Units | 1066 | 0 | No |
| Preferred Units | 150000 | 105099.8 | No |
| Common Units | 146057 | 146056.5 | No |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

Describe any other rights:

No class of units have any voting rights; Common Unit holders (Founders) appoint a Board of Managers to operate and run Company. Liquidation Preference is as follows: 1st to the 10% yield of Preferred Unit holders (Series A investors); then Return of Capital to (i) Preferred Units, (ii) Class A-2 Preferred Units (Series A-2 investor), (iii) CF Units (Crowdfund investors) and (iv) Common Units (Founders). Remaining profits distributed pro rata to all above unit holders and holders of Profits Units (key employees and advisors).

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of other outstanding securities of the Company do not have the right to modify or limit the rights associated with the CF Units. However, the Board of Managers does have the right to modify or limit the rights associated with the CF

Units. The Board of Managers also has the right to issue additional securities with rights superior to those associated with the CF Units.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The individuals who control the Company could take many actions that would affect the holders of the CF Units, including these:

· They could make bad decisions, harming the Company and causing the value of the CF Units to decline.

· They could change the terms of the CF Units, including the right to distributions.

· They could devote less time to the Company than it requires.

· They could issue securities with rights superior to those of the CF Units.

· They could sell securities at a lower price, diluting the CF Units.

· They could pay themselves excessive compensation, harming the Company's business.

· They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

· They could amend the Operating Agreement in a way unfavorable to the holders of the CF Units.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

See response to Item 20.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed

such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | The Great Bhakta Corp |
| **Issue date** | 11/11/19 |
| **Amount** | $500,000.00 |
| **Outstanding principal plus interest** | $607,979.00 as of 02/28/22 |
| **Interest rate** | 10.0% per annum |
| **Maturity date** | 11/12/24 |
| **Current with payments** | Yes |

*Security: Security interest in Operating Entity's assets and collateral assignment of license agreement*

*Convertible Note*

| | |
|---|---|
| **Issue date** | 10/30/21 |
| **Amount** | $400,000.00 |
| **Interest rate** | 6.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 10/31/26 |

*Convertible Note*

| | |
|---|---|
| **Issue date** | 12/29/21 |
| **Amount** | $500,000.00 |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 0.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 01/01/23 |

*Convertible to equity in Company in the event of non-payment*

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 3/2020 | Regulation D, Rule 506(b) | Preferred Units | $4,729,600 | General operations |

| | | | | |
|---|---|---|---|---|
| 10/2021 | Regulation D, Rule 506(b) | Convertible Note | $400,000 | General operations |
| 12/2021 | Regulation D, Rule 506(b) | Convertible Note | $500,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company conducts its business through its wholly-owned subsidiary, HIGHCLERE CASTLE SPIRITS LLC (the "Operating Entity"). The Company is run and managed by a team of individuals who perform services on behalf of the Company pursuant to various management and independent contractor agreements. Day to day operations of the Company are undertaken by and through the Operating Entity. Certain managerial aspects of the Operating Entity are undertaken by Julii Luxury Brands, LLC, a Connecticut limited liability company (the "Management Entity") which is owned by three separate entities, each of which are individually owned by Adam von Gootkin, Peter Kowalczyk and Theodore Yang respectively.

The Operating Company's management team, namely Adam von Gootkin, Peter Kowalczyk and Theodore Yang, have each entered into management agreements with the Management Entity pursuant to which they provide management and other related services to the Operating Entity. The Operating Entity has contracted with numerous other individuals and entities who provide various sales, marketing and other services on behalf of the Operating Entity.

The Company has conducted the following transactions with related persons:

1. Management Agreement between the Management Entity and VON GOOTKIN, LLC, a Connecticut limited liability company solely owned by Adam von Gootkin (the "von Gootkin Agreement"). Pursuant to the von Gootkin Agreement, Adam von Gootkin performs management services on behalf of the Operating Entity and is paid a consulting fee on a monthly basis in excess of $90,000 per year. Adam von Gootkin owns 46.5% of Julii Group, LLC, the majority equity unit holder of the Company.

2. Management Agreement between the Management Entity and PETER TAYLOR, LLC, a Connecticut limited liability company solely owned by Peter Kowalczyk (the "Kowalcyzk Agreement"). Pursuant to the Kowalczyk Agreement, Peter Kowalczyk performs management services on behalf of the Operating Entity and is paid a consulting fee on a monthly basis in excess of $80,000 per year. Peter Kowalczyk owns 25% of Julii Group, LLC, the majority equity unit holder of the Company.

3. Management Agreement between the Management Entity and TMYC, INC., a Connecticut corporation solely owned by Ted Yang (the "Yang Agreement"). Pursuant to the Yang Agreement, Ted Yang performs services on behalf of the Operating Entity and is paid a fee on a monthly basis that has not exceeded $50,000 in the past twelve months. Ted Yang owns 25% of Julii Group, LLC, the majority equity unit holder of the Company.

4. Social Media Management and Intellectual Property Assignment Agreement between the Management Entity and TMYC, INC. (the "Yang Social Agreement;). Pursuant to the Yang Social Agreement, Christine Yang, the spouse of Ted Yang, performs social media services on behalf of the Operating Entity and TMYC is paid a fee on a monthly basis that has not exceeded $20,000 in the past twelve months.

5. Social Media Management and Intellectual Property Assignment Agreement between the Management Entity and WINE ESQUIRE, LLC, a Connecticut limited liability company solely owned by Regina von Gootkin, the spouse of Adam von Gootkin (the "Wine Esquire Social Agreement;). Pursuant to the Wine Esquire Social Agreement, Regina von Gootkin performs social media services on behalf of the Operating Entity and is paid a fee on a monthly basis that has not exceeded $20,000 in the past twelve months.

6. Legal Services Agreement between the Management Entity and WINE ESQUIRE, LLC (the "Legal Services Agreement") pursuant to which Regina von Gootkin, an attorney licensed to practice by the State of Connecticut, performs legal services on behalf of the Management Entity, Operating Entity and

legal services on behalf of the Management Entity, Operating Entity and Company. Regina von Gootkin is paid on an hourly basis for such services and such compensation has not exceeded $15,000 in the past twelve months.

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Highclere Castle Spirits distills, markets and distributes the world's perfect gin from the world's most famous castle.

In five years, the company aims to be on track to be a market leader in the spirits industry.

**Milestones**

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC was incorporated in the State of Connecticut in December 2017.

Since then, we have:

- Born from Highclere Castle, famous globally as "Downton Abbey"
- $6M+ in market retail sales since launch in 2019
- Multiple 90+ scores with over 30 Gold & Platinum Awards
- 95% growth YTD (2020-2021)
- Available in 3,800+ premium restaurants, hotels and liquor stores
- Featured in Forbes, Fortune, Robb Report, People Magazine and others
- E-commerce in 40 US States, the UK and 27 EU countries

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,536,333 compared to the year ended December 31, 2020, when the Company had revenues of $899,244. Our gross margin was 74.22% in fiscal year 2021 compared to 71.10% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $4,871,115, including $595,485 in cash. As of December 31, 2020, the Company had $5,053,708 in total assets, including $711,366 in cash.
- *Net Loss.* The Company has had net losses of $1,436,752 and net losses of $1,601,667 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,969,978 for the fiscal year ended

December 31, 2021 and $677,834 for the fiscal year ended December 31, 2020.

**Liquidity & Capital Resources**

To-date, the company has been financed with $500,000 in debt, $5,729,600 in equity, and $900,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC cash in hand is $447,000, as of April 2022. Over the last three months, revenues have averaged $124,614/month, cost of goods sold has averaged $27,332/month, and operational expenses have averaged $195,067/month, for an average burn rate of $97,785 per month. Our intent is to be profitable in 26 months.

Since the date of our financials, our cash on hand has decreased from $595k to $447k.

Expected revenue in next 6 months: $1,440,000.

Expected expenses in next 6 months: $1,682,000.

These projections are forward-looking and cannot be guaranteed.

We are not yet profitable. The expected profitability date is April 2024 based off $1M funding raised. Profitability will be achieved from increased case sales and a decreased per case average marketing spend.

Additional immediate sources of capital may include the Company's existing private investor network with access to both equity and loan investment options, although this is not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Adam von Gootkin, certify that:

(1) the financial statements of HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC included in this Form reflects accurately the information reported on the tax return for HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC filed for the most recently completed fiscal year.

*Adam von Gootkin*
CEO of Highclere Castle Spirits

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; and (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities. The Company may waive these requirements for certain investors with

whom the Company has a pre-existing relationship.

This arrangement benefits the Company in two ways. First, it makes it less likely that the Company would be required to begin reporting as a public company under section 12(g) of the Securities Exchange Act of 1934. Second, it makes it easier to administratively manage the numerous investors holding CF Units.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://highclerecastlegin.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Highclere Castle Subscription Agreement
Highclere Castle Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Adam von Gootkin
Peter Kowalczyk
Renee Lemieux
Theodore Yang

Appendix E: Supporting Documents

ttw_communications_104130_205708.pdf
Operating_Agreement_Highclere_Castle_Spirits_Investsments_LLC_3rd_Amended_Amended_Annex_A.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

By

*Adam von Gootkin*

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Adam von Gootkin*

Co-Founder & CEO

4/28/2022

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.